

Busa Beverage Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2024 & 2023

TABLE OF CONTENTS





RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Busa Beverage, Inc. Management

We have reviewed the accompanying financial statements of Busa Beverage Inc. (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
November 18, 2025

BUSA BEVERAGE INC.
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	-	4,151
Inventory		256,829	101,661
Accounts Receivable		199,877	468,197
Advances to Manufacturer		177,795	41,832
Total Current Assets		634,501	615,841
TOTAL ASSETS	$	634,501	615,841
LIABILITIES AND EQUITY			
Current Liabilities:			
Accrued Expenses	$	13,152	5,940
Related Party Notes Payable		119,161	119,161
Total Current Liabilities	$	132,314	125,101
TOTAL LIABILITIES		132,314	125,101
EQUITY			
Common Stock	$	1	1
Additional Paid-in Capital		1,023,444	769,824
Accumulated Deficit		(521,258)	(279,085)
TOTAL EQUITY	$	502,187	490,740
TOTAL LIABILITIES AND EQUITY	$	634,501	615,841

See Accompanying Notes to these Unaudited Financial Statements

BUSA BEVERAGE INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Sales	$	194,504	129,515
Cost of Goods Sold		116,152	74,798
Gross Profit	$	78,352	54,717
Operating Expenses			
Advertising and Marketing	$	78,115	43,497
Salaries and Wages		84,698	5,738
Start-up Costs		11,650	31,000
General and Administrative		140,294	252,631
Total Operating Expenses		**314,757**	**332,866**
Total Loss from Operations	$	**(236,405)**	**(278,149)**
Other Income (Expense)			
Interest Expense	$	(5,769)	(1,001)
Other Income		2	90
Total Other Income (Expense)		**(5,767)**	**(911)**
Net Loss	$	**(242,173)**	**(279,060)**

See Accompanying Notes to these Unaudited Financial Statements

BUSA BEVERAGE INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock			Accumulated	Total Shareholders'
	# of Shares	$ Amount	APIC	Deficit	Equity
Beginning balance at 1/1/23	100,000	1	2,999	(25)	2,975
Issuance of Common Stock	12,920	0	766,825	-	766,825
Stock-based Compensation	-	-	-	-	-
Net Loss	-	-	-	(279,060)	(279,060)
Ending balance at 12/31/23	112,920	1	769,824	(279,085)	490,740
Issuance of Common Stock	5,560	0	253,620	-	253,620
Stock-based Compensation	-	-	-	-	-
Net Loss	-	-	-	(242,173)	(242,173)
Ending balance at 12/31/24	118,480	1	1,023,444	(521,258)	502,187

See Accompanying Notes to these Unaudited Financial Statements

BUSA BEVERAGE INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Loss	$	(242,173)	(279,060)
Adjustments to reconcile Net Loss to Net Cash used in operations:			
Stock-based Compensation		-	-
Increase in Inventory		(155,167)	(101,661)
Decrease (Increase) in Accounts Receivable		268,320	(468,197)
Increase in Advances to Manufacturer		(135,964)	(41,832)
Increase in Accrued Expenses		7,213	5,890
Total Adjustments to reconcile Net Loss to Net Cash used in operations:		(15,599)	(605,800)
Net Cash used in Operating Activities	$	(257,771)	(884,860)
INVESTING ACTIVITIES			
Net Cash provided by (used in) Investing Activities	$	-	-
FINANCING ACTIVITIES			
Proceeds from Related Party Notes Payable	$	-	119,161
Issuance of Common Stock		253,620	766,825
Net Cash provided by Financing Activities	$	253,620	885,987
Cash at the beginning of period		4,151	3,025
Net Cash increase (decrease) for period	$	(4,151)	1,126
Cash at end of period	$	-	4,151

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:			
Interest		-	-
Income taxes		-	-

See Accompanying Notes to these Unaudited Financial Statements

Busa Beverage, Inc
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Busa Beverage Inc. ("the Company") was incorporated on August 25, 2022, in the State of Delaware and maintains its corporate headquarters in San Diego, California. The Company engaged a third-party vendor to develop a vegan, shelf-stable, ready-to-drink Oatmilk Espresso Martini.

The Company's product is manufactured under a contract manufacturing agreement with Distilled Spirit USA in Boise, Idaho, though production may be shifted to other co-packers in the future. Commercial sales began in August 2023 through LibDib Distribution, with availability limited to California during 2023 and to additional states in 2024.

The Company plans to launch a crowdfunding campaign in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments subject to concentration of credit risk primarily include cash, cash equivalents, and accounts receivable. Cash and equivalents are maintained at highly rated financial institutions, and risks are further mitigated by management's policy to periodically assess the financial strength of banking partners.

The Company conducts ongoing credit evaluations and monitors exposure to individual counterparties. As of year-end, one customer represented more than 10% of total receivables, resulting in a significant concentration of credit risk for the Company's accounts receivable. No accounts receivable have been pledged as collateral or factored to third parties as of the balance sheet date.

The Company continually evaluates the financial health and creditworthiness of both its customers and banking institutions to help ensure that overall credit risk remains limited. Management believes the current procedures and assessments are sufficient to manage potential exposure.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to mitigate these uncertainties by raising growth capital through a crowdfunding campaign, managing working capital more efficiently, shifting to an e-commerce model with a focus on social media–driven sales, and expanding distribution through existing and new retail partners. Management also notes that product reformulation delays have been resolved and that cost of goods and sales channels are now better aligned to support future operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

_____

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Busa Beverage, Inc
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $0 and $4,151 in cash as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

Account balances are written off against the allowance when collection efforts have been exhausted and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

The Company generally extends credit to its customers on a 60-day basis. Accounts receivable are primarily from its sole distributor, LibDib, which accounted for 100% of the outstanding receivables as of December 31, 2024 and 2023. Management believes that the allowance for doubtful accounts is not necessary.

As summary of the Company's accounts receivable is shown below:

Description	2024	2023
Trade Accounts Receivable	199,877	468,197
Less: Allowance for Doubtful Accounts	-	-
Totals	**199,877**	**468,197**

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on management's assessment of the collectability of individual accounts and the aging of outstanding receivables. No allowance has been recorded as of December 31, 2024, and 2023, reflecting management's assessment that all recorded receivables are fully collectible.

Inventory

Inventory consists primarily of raw materials and finished goods and is stated at the lower of cost or net realizable value, using the first-in, first-out method. As of December 31, 2024, inventory totaled $256,829, consisting of $101,662 in raw materials and $155,167 in finished goods. As of December 31, 2023, inventory totaled $101,662, consisting entirely of raw materials.

Busa Beverage, Inc
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling its ready-to-drink alcoholic beverage products to the distributor. The Company's payments are generally collected on or before the lapse of 60-day payment terms allowed to the distributor.

The Company's primary performance obligation is the delivery of products to the distributor. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses represent costs incurred in the overall management and support of the Company's operations. These expenses consist of contract labor, office expenses, storage, and other miscellaneous expenses.

Equity Based Compensation

The Company measures stock-based compensation for restricted stock awards in accordance with ASC 718, Compensation-Stock Compensation, based on the fair value of the equity instruments issued or committed to be issued. Fair value is determined on the grant date, with the corresponding amount recognized as expense over the vesting period, and credited to additional paid-in capital.

As the Company's common stock is not publicly traded, management estimates its fair value for purposes of measuring equity-based compensation. In making these estimates, management considers recent arm's-length sales of common stock to independent investors, including the timing, terms, and valuation basis of those transactions, along with the Company's stage of development, financial position, and operating performance at the grant date. Management also evaluates industry benchmarks, market conditions, and valuations of comparable early-stage beverage companies to support the reasonableness of the estimated fair value. Based on this analysis, management concluded that the fair values used for equity-based compensation reasonably reflect the price that would be received in an orderly transaction between market participants at the

Busa Beverage, Inc
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

measurement date. Accordingly, the Company recorded $72,463 and $239,513 in stock-based compensation expense during 2024 and 2023, respectively, which was credited to additional paid-in capital.

Presented below is an analysis of the Company's restricted stock awards issued as equity-based compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2023	-	-
Granted	5,961	40
Vested	(5,961)	40
Forfeited	-	-
Nonvested shares, December 31, 2023	-	-
Granted	2,788	56
Vested	(1,288)	56
Forfeited	-	-
Nonvested shares, December 31, 2024	1,500	$56

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company is subject to federal and applicable state income taxes. For the period ended, December 31, 2024, the Company was required to file an income tax return; however, the return has not yet been filed. Management intends to comply with all applicable tax filing requirements and is in the process of preparing the necessary filings.

No provision for income taxes has been recorded in the accompanying financial statements, as management has not yet completed the determination of any income tax liability for the period. Any penalties or interest that may arise from the late filing will be recognized when assessed or estimable.

Management has evaluated the Company's tax positions in accordance with ASC 740, Income Taxes, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2024.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Busa Beverage, Inc
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023
_____

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Distilled Spirits USA, the Company's contract manufacturer for ready-to-drink alcoholic beverage products, is wholly owned by Walter Kerpa, who is a co-founder, major shareholder, Director, and Officer of the Company. As of December 31, 2024 and 2023, the Company had outstanding advances to Distilled Spirits USA totaling $177,795 and $41,832, respectively.

Nguyen Law Corporation provided legal services to the Company during 2023 and 2024. Nguyen Law Corporation is owned by Natalie Eisenberg, who serves as a Director, Officer, and shareholder of the Company.

As detailed in Note 5, the Company has a Note payable to Natalie Eisenberg, with an outstanding balance of $20,000 as of December 31, 2024 and 2023.

Further disclosed in Note 5, DLKS Inc., a shareholder of the Company owned by Natalie Eisenberg's husband, holds a Note payable from the Company with an outstanding balance of $99,161 as of December 31, 2024 and 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

On October 30, 2023, the Company entered into a Secured Notes Payable Agreement with DLKS Inc., a shareholder of the Company owned by the spouse of director and officer Natalie Eisenberg, for $99,161. The loan bears interest at 5% and originally matured on October 30, 2024. As of December 31, 2024 and 2023, the principal balance of $99,161 remained outstanding. Since the maturity date has lapsed, the loan is now due on demand, together with accrued interest as shown in the table below.

On November 23, 2023, the Company entered into another Secured Notes Payable Agreement with shareholder, director, and officer Natalie Eisenberg for $20,000. The loan bears interest at 5% and originally matured on November 28, 2024. The balance of $20,000 remained outstanding as of December 31, 2023 and 2024. Since the maturity date has lapsed, the loan is now due on demand, together with accrued interest as shown in the table below.

All of the above loans are payable on demand and are therefore classified as current liabilities, as repayment may be required anytime within the next 12 months.

Busa Beverage, Inc
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024				For the Year Ended December 2023			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Loans-Natalie Eisenberg	20,000	5%	On Demand	20,000	-	20,000	1,147	20,000	-	20,000	147
Loans-DLKS	99,161	5%	On Demand	99,161	-	99,161	5,812	99,161	-	99,161	854
Total				119,161	-	119,161	6,959	119,161	-	119,161	1,001

NOTE 6 – EQUITY

The Company has authorized 200,000 shares of common stock with a par value of $0.00001 per share. As of December 31, 2024 and 2023, 118,480 and 112,920 shares, respectively, were issued and outstanding.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 18, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.